UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 6, 2026

HORIZON TECHNOLOGY FINANCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	814-00802	27-2114934
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

312 Farmington Avenue

Farmington, CT 06032

(Address of principal executive offices)

(Registrant’s telephone number, including area code): (860) 676-7654

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	HRZN	The Nasdaq Stock Market LLC
6.25% Notes due 2027	HTFC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR§ 240. 12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On August 7, 2025, Horizon Technology Finance Corporation, a Delaware corporation (“HRZN”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Monroe Capital Corporation, a Maryland corporation (“MRCC”), HMMS, Inc., a Maryland corporation and wholly owned subsidiary of HRZN (“Merger Sub”), Monroe Capital BDC Advisors, LLC, a Delaware limited liability company and investment adviser to MRCC (“MC Advisors”), and Horizon Technology Finance Management LLC, a Delaware limited liability company and investment adviser to HRZN (“HRZN Advisor”).

The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, immediately following the consummation of the transactions contemplated in that certain Asset Purchase Agreement (the “Asset Purchase Agreement”), dated August 7, 2025, by and among MRCC, MC Advisors and Monroe Capital Income Plus Corporation (“MCIP”), including the sale by MRCC of all of its investment assets, as well as liabilities with respect to such assets, to MCIP for cash (the “Asset Sale”), as of the applicable effective time (the “Effective Time”), (i) Merger Sub will merge with and into MRCC, with MRCC continuing as the surviving company and as a wholly owned subsidiary of HRZN (the “Initial Merger”), and (ii) immediately following the Initial Merger, MRCC, as the surviving company, will merge with and into HRZN, with HRZN continuing as the surviving company (the “Second Merger”, and together with the Initial Merger, collectively, the “Merger”).

On January 30, 2026, a putative class action complaint was filed in the Court of Chancery of the State of Delaware (the “Putative Class Action Complaint”) against HRZN and certain members of its Board of Directors (the “HRZN Board”). Subsequently, two complaints with substantially similar allegations were filed in the Supreme Court of the State of New York against HRZN and the HRZN Board (together with the Putative Class Action Complaint, the “Merger Complaints”). The Merger Complaints allege, among other things, that the combined definitive joint proxy statement for HRZN and MRCC and prospectus of HRZN filed with the Securities and Exchange Commission (the “SEC”) and delivered to HRZN’s and MRCC’s respective stockholders on January 20, 2026 (the “Joint Proxy Statement”) contains materially misleading and incomplete disclosures. The Merger Complaints seek, among other things, that HRZN make supplemental disclosures to address the alleged materially misleading and incomplete disclosures and to enjoin the closing of the Merger.

HRZN and the individual defendants believe that HRZN has previously disclosed all information required to be disclosed to ensure that its stockholders can make an informed vote at the Special Meeting (as defined below) and that the additional disclosures requested by the plaintiffs are not required under applicable law. Accordingly, HRZN and the individual defendants believe the claims asserted in the Merger Complaints are without merit. However, in order to reduce the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, HRZN has determined voluntarily to revise and supplement the Joint Proxy Statement as described in this Current Report on Form 8-K (the “Report”). Nothing in this Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, HRZN and the HRZN Board specifically deny all allegations in the Merger Complaints that any additional disclosure was or is required.

ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE HRZN BOARD, COMPRISED OF THE INDEPENDENT DIRECTORS OF THE HRZN BOARD, THE HRZN BOARD HAS UNANIMOUSLY RECOMMENDED THAT HRZN STOCKHOLDERS VOTE “FOR” THE MERGER STOCK ISSUANCE PROPOSAL (AS DEFINED IN THE JOINT PROXY STATEMENT). IN ADDITION, THE HRZN BOARD, INCLUDING ALL OF ITS INDEPENDENT DIRECTORS, HAS UNANIMOUSLY RECOMMENDED THAT HRZN STOCKHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL (AS DEFINED IN THE JOINT PROXY STATEMENT).

These supplemental disclosures will not affect the merger consideration to be issued by HRZN in connection with the Merger or the timing of the special meeting of HRZN stockholders to be held on March 13, 2026 at 2:30 p.m., Eastern Time, at the offices of HRZN, located at 312 Farmington Avenue, Farmington, Connecticut 06032 (the “Special Meeting”).

Supplemental Disclosures

The following disclosures supplement the disclosures contained in the Joint Proxy Statement and should be read in conjunction with the disclosures contained in the Joint Proxy Statement, which should be read carefully and in its entirety before authorizing a proxy to vote. All page references below are to pages in the Joint Proxy Statement, and terms used below, unless otherwise defined in this Report, have the meanings set forth in the Joint Proxy Statement.

The following disclosure is added immediately before the heading “Opinion of the HRZN Special Committee’s Financial Advisor” on page 74 of the Joint Proxy Statement, which is located in the section of the Joint Proxy Statement titled “The Asset Sale and the Merger”:

“Certain Prospective Financial Information Provided by MRCC and HRZN

Neither MRCC nor HRZN (or HRZN Advisor and MC Advisors on their behalf), as a matter of course, makes public long-term projections as to their respective future investment income, net investment income or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, each of MC Advisors and HRZN Advisor prepared certain unaudited forecasted financial information, which information was made available to the MRCC Special Committee and the MRCC Board in connection with their evaluation of the proposed Merger and to Houlihan Lokey who was authorized and directed to use and rely upon such information for purposes of providing financial advice to the MRCC Special Committee, and which information was made available to the HRZN Special Committee and the HRZN Board in connection with their evaluation of the proposed Merger, and to Oppenheimer who was authorized and directed to use and rely upon such information for purposes of providing financial advice to the HRZN Special Committee.

The prospective financial information contained in this joint proxy statement/prospectus was prepared for internal use and not with a view to public disclosure and is being included in this joint proxy statement/prospectus only because the prospective financial information was provided to the MRCC Special Committee and HRZN Special Committee in connection with their evaluation of the proposed Merger, and to Houlihan Lokey and Oppenheimer who were authorized and directed to use and rely upon such information for purposes of providing financial advice to the MRCC Special Committee and the HRZN Special Committee, respectively. The summary of the projections and prospective financial information included in this joint proxy statement/prospectus are not being provided to, and are not intended to, influence the decision of MRCC Stockholders to vote for the Asset Sale Proposal and the Merger Proposal or HRZN Stockholders to vote for the Merger Stock Issuance Proposal.

The prospective financial information was not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information does not purport to present operations in accordance with U.S. generally accepted accounting principles, and MRCC’s and HRZN’s registered public accounting firms have not examined, compiled or otherwise applied procedures to the prospective financial information, and, accordingly, they assume no responsibility for such information.

The prospective financial information provided by MC Advisors and HRZN Advisor on behalf of MRCC and HRZN, respectively, was based solely on the information available to the management of MC Advisors and HRZN Advisor as of June 30, 2025. The inclusion of the prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future results, and the forecasts should not be relied upon as such. None of MRCC, MC Advisors, HRZN, HRZN Advisor or any other person makes any representation to any security holders regarding the ultimate performance of MRCC or HRZN, as applicable, compared to the prospective financial information set forth in this joint proxy statement/prospectus.

The prospective financial information is not fact and reflects numerous assumptions and estimates as to future events made by MC Advisors and HRZN Advisor that were believed to be reasonable at the time the prospective financial information was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the businesses of MRCC and HRZN, all of which are difficult to predict and many of which are beyond the control of MRCC and HRZN. Other persons attempting to project the future results of MRCC and HRZN will make their own assumptions that could result in projections materially different than those presented in this joint proxy statement/prospectus. In addition, the prospective financial information does not take into account any circumstances or events occurring after June 30, 2025. Further, the prospective financial information does not take into account the effect of any failure to occur of the Transactions. Accordingly, there can be no assurance that the prospective financial information will be realized, and actual results could vary significantly from those reflected in the prospective financial information.

Neither MRCC nor HRZN intends to update or otherwise revise the prospective financial information to reflect circumstances existing after June 30, 2025 or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. The projections and prospective financial information in this joint proxy statement/prospectus are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Each of HRZN Advisor, on behalf of HRZN, and MC Advisors, on behalf of MRCC, provided the HRZN Special Committee, the HRZN Board and the HRZN Special Committee’s financial advisor, Oppenheimer, and the MRCC Special Committee, the MRCC Board and the MRCC Special Committee’s financial advisor, Houlihan Lokey, with certain forecasts and projections of HRZN and MRCC, on a stand-alone basis, and pro forma for the Transactions that were used in connection with the financial analyses described below. A non-exclusive summary of such forecasts and projections are presented below. Such projections were used by Oppenheimer in performing dividend discount analyses and merger impact analyses for HRZN in connection with Oppenheimer’s opinion, as more fully described below in the section entitled “– Opinion of the HRZN Special Committee’s Financial Advisor”, and by Houlihan Lokey in performing discounted dividend analyses for MRCC in connection with Houlihan Lokey’s opinion, as more fully described below in the section entitled “– Opinion of the MRCC Special Committee’s Financial Advisor”.

Standalone Projections

The following is a summary of the standalone forecasts.

MRCC (Stand-Alone)
	For the year ended December 31,
	2026	2027	2028	2029	2030
Estimated Net Investment Income Per Share	$0.31	$0.26	$0.28	$0.29	$0.31
Estimated Dividend Per Share	$0.28	$0.24	$0.25	$0.26	$0.28

	As of December 31,
	2026	2027	2028	2029	2030
Estimated Net Asset Value Per Share	$8.06	$8.08	$8.10	$8.12	$8.14

HRZN (Stand-Alone)
	For the year ended December 31,
	2026	2027	2028	2029	2030
Estimated Net Investment Income Per Share	$1.05	$1.02	$1.03	$1.05	$1.06
Estimated Dividend Per Share	$1.00	$1.00	$1.00	$1.00	$1.00

	As of December 31,
	2026	2027	2028	2029	2030
Estimated Net Asset Value Per Share	$6.60	$6.64	$6.71	$6.78	$6.87

Pro Forma Projections

The following is a summary of information made available by MC Advisors and HRZN Advisor with respect to the combined company on a pro forma basis after giving effect to the completion of the Transactions, assuming the Transactions had closed in the fourth quarter of 2025 and reflecting, among other things, assumptions regarding the cost savings expected to result from the Merger (which will only be achieved after payment of the allocated transaction expenses) and the transaction expenses estimated to be incurred by MRCC and HRZN in connection with the Transactions.

Combined company (pro forma for the Transactions)
	For the year ended December 31,
	2026	2027	2028	2029	2030
Estimated Net Investment Income Per Share	$1.05	$1.02	$1.11	$1.17	$1.24
Estimated Dividend Per Share	$1.00	$1.00	$1.00	$1.00	$1.00

	As of December 31,
	2026	2027	2028	2029	2030
Estimated Net Asset Value Per Share	$6.55	$6.77	$7.07	$7.44	$7.89

”

The disclosure on page 80 of the Joint Proxy Statement is modified by amending and restating the second full paragraph in its entirety as follows; for clarity, new text within the amended and restated paragraph from the Joint Proxy Statement is highlighted with bold, underlined text:

“Oppenheimer and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other services to HRZN and have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to MRCC, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, HRZN or MRCC, for which Oppenheimer and its affiliates have received compensation. In the past two years Oppenheimer has not provided investment banking, financial advisory and/or other financial or consulting services to HRZN or MRCC, or to any portfolio companies that either HRZN or MRCC would be deemed to control, for which Oppenheimer has received compensation. Oppenheimer and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to HRZN, MRCC, their affiliates, other participants in the Merger or the Asset Sale, or certain of their respective affiliates or security holders in the future, for which Oppenheimer and its affiliates may receive compensation. In addition, Oppenheimer and certain of its affiliates and certain of Oppenheimer’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by affiliates of HRZN or MRCC, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with affiliates of HRZN or MRCC, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Oppenheimer and certain of its affiliates may have in the past acted, and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, HRZN, MRCC, their affiliates, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Oppenheimer and its affiliates may receive compensation.”

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of MRCC or HRZN or the proposed sale of assets by MRCC to MCIP and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including, without limitation, the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions, as a result of the transactions; (viii) the future operating results and net investment income, net asset value or distribution projections of MRCC, HRZN or, following the closing of the transactions, the combined company; (ix) the ability of HRZN Advisor to implement its future plans with respect to the combined company; (x) the expected financings and investments and additional leverage that MRCC, HRZN or, following the closing of the transactions, the combined company may seek to incur in the future; (xi) the adequacy of the cash resources and working capital of MRCC, HRZN or, following the closing of the transactions, the combined company; (xii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (xiii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (xiv) risks associated with possible disruption in the operations of MRCC and/or HRZN or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (xv) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xvi) conditions in MRCC’s and HRZN’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xvii) other considerations that may be disclosed from time to time in MRCC’s and HRZN's publicly disseminated documents and filings. There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. HRZN and MRCC have based the forward-looking statements included in this communication on information available to it on the date hereof, and neither HRZN, MRCC nor their affiliates assume any obligation to update any such forward-looking statements. Although HRZN and MRCC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that HRZN and MRCC may make directly to you or through reports that they have filed with the SEC, or in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the proposed asset sale between MRCC and MCIP and the proposed merger of HRZN and MRCC, as well as certain related matters (the “Proposals”). In connection with the Proposals, HRZN has filed with the SEC a registration statement on Form N-14 (File No. 333-290114) (the “Registration Statement”) that contains the Joint Proxy Statement, and HRZN and MRCC have mailed the Joint Proxy Statement to their respective shareholders. The Joint Proxy Statement and the Registration Statement each contain important information about HRZN, MRCC, and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT, THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, AND THE PROPOSALS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of HRZN’s or MRCC’s website is incorporated by reference in this communication and you should not consider that information to be part of this communication.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of HRZN Advisor or Monroe Capital LLC (“Monroe Capital”) and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or HRZN Proxy Statement, as applicable. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital BDC Advisors, LLC or Monroe Capital and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or MRCC Proxy Statement, as applicable. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals is contained in the Registration Statement, including the Joint Proxy Statement included therein, and will be contained in other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in HRZN or MRCC or in any fund or other investment vehicle managed by Monroe Capital or any of its affiliates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

March 6, 2026

HORIZON TECHNOLOGY FINANCE CORPORATION
	By:	/s/ Michael P. Balkin
	Name:	Michael P. Balkin
	Title:	Chief Executive Officer